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As filed with the Securities and Exchange Commission on June 7, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other Jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place. Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

         It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☒	At some future date (check the appropriate box below)
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)(4)	Amount of Registration Fee(5)

Debt Securities

Common Shares (no par value)

Warrants

Total	US$500,000,000	US$500,000,000	US$58,050

(1)
There are being registered under this Registration Statement such indeterminate number of common shares, debt securities and warrants of the Registrant, including an indeterminate number of such securities that may be issued upon conversion or exchange of debt securities or exercise of warrants, as shall have an aggregate initial offering price not to exceed US$500,000,000. Any securities registered by this Registration Statement may be sold separately or as units with other securities registered under this Registration Statement. The proposed maximum initial offering price per security will be determined, from time to time, by the Registrant in connection with the sale of the securities under this Registration Statement.

(2)
Includes securities that are to be offered outside the United States but may be resold from time to time in the United States in transactions subject to registration under the Securities Act of 1933, as amended (the "Securities Act").

(3)
In United States dollars or the equivalent thereof in Canadian dollars.

(4)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act.

(5)
Pursuant to Rule 457(p) under the Securities Act, the Registrant is reducing the amount of its registration fee otherwise payable pursuant to Rule 457(o) under the Securities Act by US$55,509. The Registrant previously paid (i) US$19,650 in registration fees to the Commission in connection with the Registration Statement on Form F-10 (File No. 333-156710) filed with the Commission on January 13, 2009, under which no securities were sold and (ii) US$53,500 in registration fees to the Commission in connection with the Registration Statement on Form F-10 (File No. 333-138921) filed with the Commission on November 22, 2006 under which (A) 6,877,190 common shares of the Registrant were sold by the Registrant upon the exercise of outstanding warrants for an aggregate purchase price of US$130,666,610 and (B) 900,000 common shares were sold by the Registrant to purchasers in directly negotiated transactions for an aggregate purchase price of US$34,200,000. As a result, an aggregate of US$335,133,390 (or 32.97%) of the securities registered under the Registration Statement on Form F-10 (File No. 333-138921) remain unsold as to which US$35,859 of the previously paid registration fee is attributable. Therefore, pursuant to Rule 457(p) under the Securities Act, registration fees in the aggregate amount of US$55,509 already paid by the Registrant are offset against the total registration fee of US$58,050 due for this Registration Statement.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS OFFERING IS MADE BY A FOREIGN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE REGISTRANT IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF THE PROVINCE OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF A FOREIGN COUNTRY, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE REGISTRANT AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov. The Company's head office and registered office is located at 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 7, 2011

AGNICO-EAGLE MINES LIMITED

Debt Securities
Common Shares
Warrants

US$500,000,000

Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") may from time to time offer and issue debt securities, common shares or warrants to purchase debt securities or common shares (collectively, the "Securities"), up to a total price of US$500,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will be secured by any of the Company's assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of debt securities or common shares purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged, if any, in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding common shares of the Company are listed on the New York Stock Exchange (the "NYSE") and on the Toronto Stock Exchange (the "TSX") under the symbol "AEM". The outstanding common share purchase warrants of the Company are listed on the TSX under the symbol "AEM.WT.U".

        Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at June 7, 2011. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us" and "our" refer to Agnico-Eagle Mines Limited and its consolidated subsidiaries.

        The Company publishes its consolidated financial statements in United States dollars ("US dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in Canadian dollars as reported by the Bank of Canada (the "Noon Buying Rate") on June 6, 2011 was US$1.00 = C$0.9785.

        Unless otherwise stated herein, all financial statement data used herein was prepared in accordance with United States generally accepted accounting principles ("US GAAP").

 NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7 as interpreted by Staff at the SEC. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

        The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures set out or incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

        This prospectus and documents incorporated by reference herein use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

        This prospectus and documents incorporated by reference herein use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

        For definitions of the terms used in this section, see the Company's Annual Report on Form 20-F for the year ended December 31, 2010 (filed with Canadian securities regulators and the SEC on March 28, 2011) (the "Form 20-F").

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This prospectus and the documents incorporated by reference herein include certain measures, including "total cash costs per ounce" and "minesite costs per tonne" that are not recognized measures under US GAAP. This data may not be comparable to data disclosed by other gold producers using similar titles. A reconciliation of these measures to the figures set out in the consolidated financial statements prepared in accordance with US GAAP is set out (i) in respect of the data for the year ended December 31, 2010, in management's discussion and analysis of financial condition and results of operation of the Company in respect of the year ended December 31, 2010 under the caption "Results of Operations — Production Costs" and (ii) in respect of the three-month period ended March 31, 2011, in management's discussion and analysis of financial condition and results of operation of the Company in respect of the three months ended March 31, 2011 under the caption "Results of Operations", each of which is incorporated by reference into this prospectus. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This prospectus and the documents incorporated by reference herein also contain information as to estimated future total cash costs per ounce and minesite costs per tonne for projects currently in production and for projects under development. These estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward looking non-US GAAP financial measures to the most comparable US GAAP measure.

 PROSPECTUS SUMMARY

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this prospectus. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at June 7, 2011.

 The Company

        The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced almost 6.75 million ounces of gold.

        In 2010, the Company produced 987,609 ounces of gold at total cash costs per ounce of $451 net of revenues from byproduct metals. During the three-month period ended March 31, 2011, the Company produced 252,362 ounces of gold at total cash costs per ounce of $531 net of revenues from byproduct metals. The increased total cash costs per ounce in the first quarter of 2011 were, in part, due to a fire that damaged the kitchen and associated facilities at the Meadowbank Mine, which caused the Company to reduce the workforce at the mine and resulted in reduced production levels as the mill processed lower grade stockpiled ore. Other factors that contributed to the increased total cash costs experienced by the Company were the higher proportion of production coming from the Meadowbank Mine, which is expected to have higher total cash costs per ounce compared to the Company's average; higher costs associated with the transition to underground mining operations at the Pinos Altos Mine and the Kittila Mine; and increased production from the Company's mines and mine projects that do not contain byproduct metals, the revenue from which reduces total cash costs per ounce. In addition, the higher total cash costs per ounce also reflect the Canadian dollar strengthening against the U.S. dollar and continued escalations in labour, shipping and transportation costs. The Company believes that its total cash costs per ounce remain below the industry average. For 2011, the Company expects to produce between 1.08 million and 1.15 million ounces of gold at a total cash costs per ounce of gold produced between $445 and $495 net of byproduct metals revenue. The Company has traditionally sold all of its production at the spot price of gold in accordance with its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties, all of which are located in politically stable jurisdictions. The Company has spent approximately $2.2 billion on the development of five new mines over the last four years. Through this development program, the Company transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with six operating, 100% owned mines. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

FORWARD-LOOKING STATEMENTS

        The information contained in this prospectus has, unless otherwise specified, been prepared as of June 7, 2011, and unless otherwise specified, the information contained in the documents incorporated by reference herein has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect",

"estimate", "forecast", "intend", "may", "outlook", "planned", "should", "will", "would" and similar expressions are intended to identify such forward-looking statements.

        Forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to: the Company's outlook for 2011 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and byproduct metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company and other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of the Company upon which the forward-looking statements in this prospectus and documents incorporated by reference in this prospectus are based and which may prove to be incorrect, include, but are not limited to, the assumptions set out in this prospectus as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of the Company's mines and mine development projects proceed on a basis consistent with current expectations, and that the Company does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, European Union euro, Mexican peso and the dollar will be approximately consistent with the Company's current expectations or as set out in this prospectus; prices for gold, silver, zinc, copper and lead will be approximately consistent with the Company's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with the Company's current expectations; that production meets expectations; that the Company's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect the Company.

        The forward-looking statements in this prospectus reflect the Company's views as at the date of this prospectus and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a more detailed discussion of such risks and material factors or assumptions underlying these forward-looking statements, see "Risk Factors" in this prospectus, in the Form 20-F, as well as in the Company's other filings with the Canadian Securities Administrators and the SEC. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This prospectus contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

RISK FACTORS

        An investment in the Securities involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus and the documents incorporated by reference herein, including the relevant Prospectus Supplement, and, in particular, should evaluate the risk factors set forth under the heading "Risk Factors" in the Form 20-F. The risks described therein are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

 THE COMPANY

Overview of the Company

        The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation on June 1, 1972, the Company has produced almost 6.5 million ounces of gold.

        In 2010, the Company produced 987,609 ounces of gold at total cash costs per ounce of $451 net of revenues from byproduct metals. During the three-month period ended March 31, 2011, the Company produced 252,362 ounces of gold at total cash costs per ounce of $531 net of revenues from byproduct metals. The increased total cash costs per ounce in the first quarter of 2011 were, in part, due to a fire that damaged the kitchen and associated facilities at the Meadowbank Mine, which caused the Company to reduce the workforce at the mine and resulted in reduced production levels as the mill processed lower grade stockpiled ore. Other factors that contributed to the increased total cash costs experienced by the Company were the higher proportion of production coming from the Meadowbank Mine, which is expected to have higher total cash costs per ounce compared to the Company's average; higher costs associated with the transition to underground mining operations at the Pinos Altos Mine and the Kittila Mine; and increased production from the Company's mines and mine projects that do not contain byproduct metals, the revenue from which reduces total cash costs per ounce. In addition, the higher total cash costs per ounce also reflect the Canadian dollar strengthening against the U.S. dollar and continued escalations in labour, shipping and transportation costs. The Company believes that its total cash costs per ounce remain below the industry average. For 2011, the Company expects to produce between 1.08 million and 1.15 million ounces of gold at a total cash costs per ounce of gold produced between $445 and $495 net of byproduct metals revenue. The Company has traditionally sold all of its production at the spot price of gold in accordance with its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties, all of which are located in politically stable jurisdictions. The Company has spent approximately $2.2 billion on the development of five new mines over the last four years. Through this development program, the Company transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with six operating, 100% owned mines. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

        The Company operates through four segments: Canada, Europe, Latin America and Exploration.

        The Canadian Segment is comprised of the Quebec Region and the Nunavut Region. The Quebec Region includes the LaRonde Mine, the LaRonde Mine extension project, the Goldex Mine and the Lapa Mine, each of which is held directly by the Company. In 2010, the Quebec Region accounted for 47% of the Company's gold production, comprised of 16% from the LaRonde Mine, 19% from the Goldex Mine and 12% from the Lapa Mine. In 2011, the Company anticipates that the Quebec Region will account for 40% of the Company's gold production, of which 13%, 16% and 11% of the Company's gold production will come from the LaRonde Mine, the Goldex Mine and the Lapa Mine, respectively.

        The Nunavut Region is comprised of the Meadowbank Mine, which is held directly by the Company. In 2010, the Meadowbank Mine accounted for 27% of the Company's gold production (after achieving commercial production in March 2010) and the Company anticipates that it will account for approximately 31% of the Company's 2011 gold production.

        The Company's operations in the European Segment are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which indirectly owns the Kittila Mine in Finland. In 2010, the Kittila Mine accounted for 13% of the Company's gold production and the Company anticipates that in 2011 the Kittila Mine will account for 13% of the Company's gold production.

        The Company's operations in the Latin American Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos Mine, including the Creston Mascota deposit. In 2010, the Pinos Altos Mine accounted for 13% of the Company's gold production and the Company anticipates that in 2011 the Pinos Altos Mine will account for 16% of the Company's gold production.

        The Exploration Segment includes the Company's grassroots exploration operations in the United States, the European exploration office, the Canadian exploration offices, the Meliadine project and the Latin American exploration office. In addition, the Company has an international exploration office in Reno, Nevada.

        The Company's executive and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this prospectus.

Proven and Probable Reserves

        Set out below are the Company's published proven and probable mineral reserves as estimated under NI 43-101. Mineral reserves and mineral resources at each of the Company's properties are estimated as at December 31, 2010. The assumptions used for the 2011 mineral reserves and resources estimate reported by the Company in this prospectus were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and exchange rates of C$1.08 per $1.00, 12.43 Mexican pesos per $1.00 and $1.40 per €1.00. For information regarding the estimation of the Company's mineral reserves and mineral resources, see "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserve and Mineral Resource" in the Form 20-F and "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
Goldex	14,804,000	1.87	890,000
Lapa	1,122,000	7.24	261,000
Kittila	403,000	4.23	55,000
Meadowbank	839,000	3.13	85,000
Pinos Altos	2,864,000	1.90	175,000
LaRonde	4,838,000	2.36	366,000

Total Proven Reserves	24,870,000		1,832,000

Probable Reserve
Goldex	12,990,000	1.62	676,000
Lapa	1,709,000	7.56	416,000
LaRonde	29,892,000	4.63	4,452,000
Kittila	32,329,000	4.64	4,825,000
Meadowbank	33,259,000	3.18	3,402,000
Pinos Altos	41,298,000	2.33	3,096,000
Meliadine	9,467,000	8.54	2,600,000

Total Probable Reserves	160,944,000		19,467,000

Total Proven and Probable Reserves	185,814,000		21,299,000

Notes:

(1)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve; tonnage and contained gold quantities are rounded to the nearest thousand.

(2)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this prospectus and definition of certain terms used herein may be found in the Form 20-F under the caption "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserves and Mineral Resources", the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005, the

  Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006, the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with Canadian securities regulatory authorities on SEDAR on October 27, 2005, the Technical Report on the July 31, 2008 Mineral Resource and Mineral Reserve Estimate of the Kittila Mine Project, Finland filed with the Canadian securities regulatory authorities on SEDAR on December 11, 2008, the Technical Report on the Mineral Resources and Mineral Reserves dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on December 15, 2008, Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as at December 31, 2008 filed with Canadian securities regulatory authorities on SEDAR on March 25, 2009 and the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate for the Meliadine Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on March 8, 2011.

Key Operating Strengths

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        Growth Profile.    The Company has a proven track record of increasing production capacity at existing operations through a combination of acquisitions, operational improvements, expansions and development. The Company anticipates increasing its production to between 1.08 million and 1.15 million ounces of gold in 2011 with continued growth to 2014. The Company's production growth in 2011 is expected to come principally from the Meadowbank Mine, as well as from the continued operational improvements at the Kittila, Lapa and Pinos Altos Mines. Over the last four years, the Company has spent over $2.6 billion on the development of five new mines, and its significant extension of the LaRonde Mine at depth. With the large majority of mine development projects complete and with six mines having achieved steady state operational status, capital expenditures are expected to decline materially from 2011 onward, significantly increasing free cash flow. Future capital expenditures are expected to be primarily for incremental expansion projects and exploration of the Meliadine project.

        Operations in Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production experience and expertise in metals mining. The Company's operations and exploration and development projects are located in regions that the Company believes are supportive of the mining industry. Three of the Company's producing mines and one of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The Company's Kittila Mine in northern Finland, Pinos Altos Mine in northern Mexico and Meadowbank Mine in Nunavut are located in regions which the Company believes are also supportive of the mining industry.

        Low-Cost, Efficient Producer.    The Company believes that its total cash costs per ounce place it below the industry average for producers in the gold mining industry, with total cash costs per ounce of gold produced at $451 for 2010 and $531 for the three months ended March 31, 2011. These relatively low cash costs are attributable to the economies of scale afforded by the Company's mining operations, as well as byproduct metal revenues from the LaRonde and Pinos Altos Mines and sharing of resources among its three operating mines in northwestern Quebec. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low-cost producer status.

        Strong Operating Base.    Through its acquisition, exploration and development program, the Company has been transformed from a regionally focused, single mine producer to a multi-mine international gold producer with six operating, 100% owned mines. The Company's existing operations at the LaRonde Mine provide a strong base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its mines and projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde Mine has assisted with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine supports the nearby Goldex and Lapa Mines, and the construction of infrastructure to access the deposits at the LaRonde Mine extension.

        Highly Experienced Management Team.    The members of the Company's senior management team have an average of over 23 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. Based on these strengths, the Company's corporate strategy is to grow low-cost production and reserves in mining friendly regions.

Growth Strategy

        Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Nunavut, Finland and Mexico with a view to increasing annual gold production and gold mineral reserves.

        Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure at its mines but also from the geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties.

        Expand Gold Reserves.    The Company is conducting drilling programs at all of its properties with a goal of further increasing its gold reserves. In 2010, on a contained gold ounces basis, the Company increased its gold reserves to 21.3 million ounces (185.8 million tonnes grading 3.57 grams of gold per tonne), an increase of 16% over December 31, 2009 levels, including the replacement of 987,609 ounces of gold mined.

        Growth Through Primary Exploration and Acquisitions.    The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in advanced exploration companies and primary exploration activities. By investing in pre-development stage companies, the Company believes that it has been able to acquire control of projects at favourable prices and reasonable valuations.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

PRIOR SALES

        During the 12-month period prior to the date of this prospectus, the Company has issued common shares, or securities convertible into common shares, as follows:

Month of Issuance	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
June, 2010	17,298	7.57	Exercise of Options
	5,250	15.60	Exercise of Options
	18,625	23.02	Exercise of Options
	1,000	33.26	Exercise of Options
	5,000	48.09	Exercise of Options
	3,750	52.88	Exercise of Options
	7,500	54.42	Exercise of Options
	17,000	56.92	Exercise of Options
	1,250	60.72	Exercise of Options
July, 2010	900	23.02	Exercise of Options
	15,000	58.14	Acquisition of mining claims from Adventure Gold Inc.
	10,210,848	59.52	Acquisition of Comaplex Minerals Corp.
	5,000	39.18	Exercise of Options
	10,000	54.42	Exercise of Options

Month of Issuance	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
August, 2010	7,500	15.96	Exercise of Options
	15,000	69.69	Option grant
	26,000	57.43	Option grant
	43,500	23.02	Exercise of Options
	21,750	48.09	Exercise of Options
	1,250	50.43	Exercise of Options
	13,250	54.42	Exercise of Options
	11,550	56.92	Exercise of Options
	4,500	62.77	Exercise of Options
September, 2010	38,125	23.02	Exercise of Options
	75,000	69.44	Option grant
	10,000	27.71	Exercise of Options
	3,750	36.23	Exercise of Options
	7,300	39.18	Exercise of Options
	57,000	48.09	Exercise of Options
	72,500	54.42	Exercise of Options
	44,500	56.92	Exercise of Options
	1,000	57.43	Exercise of Options
	1,250	60.72	Exercise of Options
	26,850	62.77	Exercise of Options
	4,000	66.30	Exercise of Options
	2,250	63.70	Exercise of Options
October, 2010	4,050	23.02	Exercise of Options
	53,506	71.98	Shares issued under Employee Share Purchase Plan
	3,469	25.62	Exercise of Options
	1,000	30.40	Exercise of Options
	2,250	31.70	Exercise of Options
	5,000	47.11	Exercise of Options
	10,900	48.09	Exercise of Options
	5,000	52.37	Exercise of Options
	35,000	54.42	Exercise of Options
	28,249	56.92	Exercise of Options
	2,250	57.43	Exercise of Options
	500	59.71	Exercise of Options
	15,750	62.77	Exercise of Options
	2,500	66.30	Exercise of Options
November, 2010	41,850	23.02	Exercise of Options
	1,250	27.71	Exercise of Options
	1,850	28.92	Exercise of Options
	2,700	31.70	Exercise of Options
	5,400	33.26	Exercise of Options
	5,000	39.18	Exercise of Options
	5,000	47.11	Exercise of Options
	169,900	48.09	Exercise of Options
	2,850	52.37	Exercise of Options
	3,750	52.88	Exercise of Options
	84,000	54.42	Exercise of Options
	73,750	56.92	Exercise of Options
	1,000	57.43	Exercise of Options
	92,500	62.77	Exercise of Options
	4,750	63.70	Exercise of Options
	2,500	65.79	Exercise of Options
	17,250	66.30	Exercise of Options
	2,500	72.41	Exercise of Options

Month of Issuance	Number of Securities Issued	Issue/Exercise Price (C$)		Reason for Issuance
December, 2010	25,500		23.02	Exercise of Options
	15,000		83.08	Option grant
	61,053		80.62	Restricted Share Unit grant
	1,250		30.40	Exercise of Options
	22,700		39.18	Exercise of Options
	87,000		48.09	Exercise of Options
	130,000		54.42	Exercise of Options
	15,250		56.92	Exercise of Options
	500		59.71	Exercise of Options
	33,750		62.77	Exercise of Options
	5,000		65.79	Exercise of Options
January, 2011	34,000		23.02	Exercise of Options
	2,557,064		76.60	Option grant
	30,000		27.71	Exercise of Options
	3,000		30.40	Exercise of Options
	5,000		48.09	Exercise of Options
	7,500		54.42	Exercise of Options
	21,250		56.92	Exercise of Options
	17,500		62.77	Exercise of Options
February, 2011	3,469		25.62	Exercise of Options
	17,721		70.26	Option grant
	7,500		52.88	Exercise of Options
	10,500		56.92	Exercise of Options
March, 2011	10,000		27.71	Exercise of Options
	71,141		64.68	Shares issued under Employee Share Purchase Plan
	18,099	US$	66.70	Shares issued under the Dividend Reinvestment Plan
	29.91	US$	70.21	Shares issued under the Dividend Reinvestment Plan
	321.93		68.68	Shares issued under the Dividend Reinvestment Plan
	1,000		30.40	Exercise of Options
	8,750		54.42	Exercise of Options
	4,750		56.92	Exercise of Options
April, 2011	3,700		26.49	Exercise of Options
	1,500		54.42	Exercise of Options
	5,000		56.92	Exercise of Options
May, 2011	15,000		48.09	Exercise of Options
	19,000		63.39	Option Grant

 MARKET FOR SECURITIES

        The Company's common shares are listed and traded in Canada on the TSX and in the United States on the New York Stock Exchange ("NYSE").

        The following table sets forth the high and low sale prices and the average daily trading volume for the Company's common shares on the TSX since June 1, 2010.

Month	High (C$)	Low (C$)	Volume
June 2010	66.98	60.40	739,786
July 2010	62.34	56.08	757,084
August 2010	70.76	56.84	793,762
September 2010	73.41	65.70	728,616
October 2010	79.78	70.00	745,442
November 2010	84.25	75.61	656,086
December 2010	88.52	75.06	699,910
January 2011	72.40	66.78	897,886
February 2011	75.39	67.07	766,727
March 2011	70.96	62.93	697,997
April 2011	66.17	60.53	837,219
May 2011	65.84	58.82	645,624
June 2011 (to June 6, 2011)	64.43	61.92	545,299

        The following table sets forth the high and low sale prices and the average daily trading volume for the Company's common shares on the NYSE since June 1, 2010.

Month	High ($)	Low ($)	Volume
June 2010	65.37	57.22	2,208,167
July 2010	60.42	54.12	2,103,229
August 2010	66.40	54.75	2,006,524
September 2010	71.33	63.62	2,139,142
October 2010	78.28	67.66	2,298,960
November 2010	84.21	74.75	2,340,004
December 2010	88.20	73.36	1,831,564
January 2011	77.00	66.79	3,091,655
February 2011	76.49	68.36	2,521,990
March 2011	72.91	63.53	2,062,976
April 2011	70.00	62.61	2,546,849
May 2011	69.44	60.42	2,000,557
June 2011 (to June 6, 2011)	65.90	63.13	1,427,959

        On June 6, 2011 the closing price of the common shares was C$62.30 on the TSX and $63.57 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

        The following table sets forth the high and low sale prices and average daily trading volume for the Company's common share purchase warrants (the "Warrants") on the TSX since June 1, 2010.

Month	High ($)	Low ($)	Average Daily Volume
June 2010	27.50	23.10	6,332
July 2010	22.90	19.00	5,439
August 2010	27.00	20.25	4,236
September 2010	30.30	25.50	15,691
October 2010	34.29	27.50	8,262
November 2010	39.32	32.62	1,738
December 2010	43.88	32.00	2,045
January 2011	30.15	25.21	5,038
February 2011	31.48	25.00	9,753
March 2011	28.10	21.00	17,204
April 2011	25.82	20.25	15,516
May 2011	25.22	19.40	10,671
June 2011 (to June 6, 2011)	22.40	20.99	11,419

        On June 6, 2011, the closing price of the Warrants was $21.28 on the TSX. The registrar and transfer agent for the Warrants is Computershare Trust Company of Canada, Toronto, Ontario.

DESCRIPTION OF EXISTING INDEBTEDNESS

Credit Facility

        The Company entered into a bank credit facility (the "Credit Facility") on June 22, 2010 with a group of financial institutions providing for a $1.2 billion unsecured revolving bank credit facility that replaced the Company's previous unsecured aggregate $900 million revolving bank credit facilities. The Credit Facility matures and all indebtedness thereunder is due and payable on June 22, 2014. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 1.50% to 2.50% depending on certain financial ratios and through LIBOR advances, bankers' acceptances and letters of credit, priced at the applicable rate plus a margin that ranges from 2.50% to 3.50% depending on certain financial ratios. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.750% to 1.050% of the undrawn portion of the facility, depending on certain financial ratios. Payment and performance of the Company's obligations under the Credit Facility are guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors" and, together with the Company, each an "Obligor").

        The Credit Facility contains covenants that limit, among other things, the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's equity securities after a default or an event of default that is continuing or if a default would occur as a result of such distribution;

  •
  make sales or other dispositions of material assets;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis as if it were dealing with such person at arm's length;

  •
  make any loans to or investments in businesses other than: those related to mining or a business ancillary or complementary to mining; investments in cash equivalents; or inter-company investments;

  •
  enter into or maintain certain derivative instruments;

  •
  amalgamate or otherwise transfer its assets; and

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining.

        The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth. Events of default under the Credit Facility include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant;

  •
  the breach by any Obligor of any other term, covenant or other agreement that is not cured within 30 business days after written notice of the breach has been given to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more;

  •
  a change in control of the Company which is defined to occur upon (a) the acquisition, directly or indirectly, by any means whatsoever, by any person, or group of persons acting jointly or in concert, (collectively, an "offeror") of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company, or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

        As at June 6, 2011 there was approximately $50 million in the aggregate drawn under the Credit Facility, including 32.2 million in letters of credit.

        For the year ended December 31, 2010, interest expense was $49.5 million (2009 — $8.4 million; 2008 — $3.0 million) and total cash interest payments were $41.4 million (2009 — $17.2 million; 2008 — $6.3 million). In 2010, cash interest payments on the credit facilities were $12.3 million (2009 — $14.0 million; 2008 — $4.6 million), cash standby fees on the credit facilities were $6.7 million (2009 — $2.4 million; 2008 — $1.2 million), and cash interest on the notes (described below) was $19.8 million (2009 — N/A, 2008 — N/A). In 2010, $4.6 million (2009 — $15.5 million; 2008 — $4.6 million) of the interest expense was capitalized to construction in progress.

Notes

        On April 7, 2010 the Company entered into a note purchase agreement (the "Note Purchase Agreement") with certain institutional investors, providing for the issuance of $115,000,000 6.13% guaranteed senior unsecured notes due 2017, $360,000,000 6.67% guaranteed senior unsecured notes due 2020 and $125,000,000 6.77% guaranteed senior unsecured notes due 2022. Payment and performance of the Company's obligations under the Note Purchase Agreement are guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors" and, together with the Company, each an "Obligor").

        The Note Purchase Agreement contains restrictive covenants that limit, among other things, the ability of an Obligor to:

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis upon terms no less favourable to the Obligor than would be obtainable in a comparable arm's length transaction;

  •
  amalgamate or otherwise transfer its assets;

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining;

  •
  engage in any dealings or transactions with any person or entity identified under certain anti-terrorism regulations;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  incur subsidiary indebtedness where the Obligor is a subsidiary of the Company; and

  •
  make sales or other dispositions of material assets.

        The Company is also required to maintain the same financial ratios and the same minimum tangible net worth under the Note Purchase Agreement as under the Credit Facility. Events of default under the Note Purchase Agreement include, among other things:

  •
  the failure to pay principal or make whole amounts when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by any Obligor of any other term or covenant that is not cured within 30 business days after the earlier of written notice of the breach having been given to the Company or actual knowledge of the breach is obtained;

  •
  the finding that any representation or warranty made by an Obligor was false or incorrect in any material respect on the date as of which it was made;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

        The Note Purchase Agreement provides that, upon certain events of default, the notes automatically become due and payable without any further action. In addition, the Note Purchase Agreement contains a "Most Favored Lender" clause which acts to incorporate into the Note Purchase Agreement any grace periods upon an event of default that are shorter in the Credit Facility than in the Note Purchase Agreement.

        The Company's weighted average interest rate on all of its long term debt as at December 31, 2010 was 5.43% (2009 — 3.18%; 2008 — 3.77%).

EARNINGS COVERAGE

        In accordance with the requirements of the Canadian Securities Administrators, the following consolidated earnings coverage ratios have been calculated for the 12-month periods ended March 31, 2011 and December 31, 2010 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since those dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and interest requirements do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not currently known. The information presented herein for the 12-month period ended March 31, 2011 is based on unaudited financial information.

	12 Months Ended March 31, 2011	12 Months Ended December 31, 2010
Interest requirements(1)	$58,997	$54,093
Earnings before interest expense and taxes(1)	$530,288	$484,696
Earnings coverage	9.0	9.0

Note:

(1)
In thousands of US dollars.

        If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Common Shares

        The authorized capital of the Company consists of an unlimited number of common shares, of which 169,052,756 were issued and outstanding as of June 6, 2011. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights.

Warrants

        The Company issued common share purchase warrants (the "Warrants") as part of a private placement on December 3, 2008. Effective April 4, 2009, the Warrants were amended and are governed by a warrant indenture (the "Indenture") between the Company and Computershare Trust Company of Canada (the "Trustee").

        Each whole Warrant entitles the holder to purchase one common share of the Company at a price of $47.25, subject to adjustment as summarized below. The Warrants are exercisable at any time prior to 4:30 p.m. (Eastern Standard Time) on December 2, 2013, after which the Warrants will expire and become void and of no effect. Warrants may be surrendered for exercise or transfer at the principal office of the Trustee in Toronto.

        The Indenture provides for adjustment in the number of common shares issuable on the exercise of the Warrants and/or the exercise price per Warrant on the occurrence of certain events, including:

  •
  the declaration of a dividend or making of a distribution on the common shares payable in common shares or securities exchangeable for or convertible into common shares to the holders of the common shares in proportion to their respective ownership of common shares;

  •
  the subdivision, consolidation or change of the outstanding common shares into a different number of common shares;

  •
  the fixing of a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the common shares under which such holders are entitled, during a period expiring not more than 45 days after such record date, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at a conversion or exchange price per share) of less than 95% of the Current Market Price (as defined in the Indenture) on such record date; and

  •
  the fixing of a record date for the issue or distribution to all or substantially all of the holders of the common shares of securities of the Company (including rights, options or warrants to purchase any securities of the Company), evidence of the Company's indebtedness or any property or assets (including cash or shares of any other corporation but excluding any dividends paid in accordance with a dividend policy established by the board of directors of the Company) and such issue or distribution does not constitute an event listed in the three bullet points above.

        The Indenture also provides for adjustment in the class and/or number of securities issuable on the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (i) reorganization, reclassification or other change of the common shares into other securities; (ii) consolidation, amalgamation, arrangement or merger of the Company with or into another entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the common shares or a change of the common shares into other shares); (iii) exchange of common shares for other shares or other securities or property, including cash, pursuant to the exercise of a statutory compulsory acquisition right; or (iv) sale, conveyance or transfer of the Company's undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity or the completion of a take-over bid (as such term is defined under the Securities Act (Ontario)) resulting in the offeror, together with any persons acting jointly or in concert with the offeror, holding at least two-thirds of the then outstanding common shares in which the holders of common shares are entitled to receive shares, other securities or property, including cash.

        No adjustment in the exercise price or the number of common shares purchasable on the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least one percent or the number of common shares purchasable on exercise by at least one one-hundredth of a share; provided however, that any such adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

        The Company covenanted in the Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of any event that requires or may require an adjustment in any of the exercise rights pursuant to any of the Warrants at least ten days prior to the record date or effective date, as the case may be, of such event.

        No fractional common shares will be issuable on the exercise of any Warrants. The Company will not pay cash or other consideration to the holder of a Warrant in lieu of fractional common shares. Holders of Warrants will not have any voting rights or any other rights which a holder of common shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of Warrants will have no pre-emptive rights to acquire securities of the Company.

        From time to time, the Company and the Trustee, without the consent of the holders of Warrants, may amend or supplement the Indenture for certain purposes, including curing defects or inconsistencies or making any change that, in the opinion of the Trustee, does not prejudice the rights of the Trustee or the holders of the Warrants. Any amendment or supplement to the Indenture that prejudices the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the then outstanding Warrants (at least 50% for any amendment that would increase the exercise price per security, decrease the number of securities issuable upon the exercise of Warrants or shorten the term of the Warrants), or such lesser percentage constituting a quorum for this purpose under the Indenture, and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants represented at the meeting and voted on the poll on such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants.

        The Warrants may not be exercised by or on behalf of a U.S. person (a "U.S. Person"), as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a person in the United States or for the account or benefit of a U.S. Person or a person in the United States (each a "Restricted Person") unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Company does not intend to register the Warrants, or the common shares issuable upon exercise of the Warrants, in the United States. The Company and Trustee will not accept subscriptions for common shares pursuant to the exercise of Warrants from any holder of Warrants who does not certify that it is not a Restricted Person.

        Notwithstanding the foregoing, a Warrant may be exercised by or on behalf of Restricted Person if:

  (a)
  the Warrant is a U.S. Warrant (as defined in the Indenture) and is exercised by an Initial U.S. Holder (as defined in the Indenture);

  (b)
  the Warrant is a U.S. Warrant and the holder delivers a letter in the form of Schedule B to the Indenture to the Trustee; or

  (c)
  the holder delivers to the Trustee a written opinion of United States counsel reasonably acceptable to the Company to the effect that either the Warrants and the common shares have been registered under the U.S. Securities Act or, that upon exercise of the Warrant, the common shares may be issued to the holder without registration under the U.S. Securities Act and any applicable securities laws of any state of the United States.

        Warrants may not be transferred except under circumstances that will not result in a violation of the U.S. Securities Act, any applicable state securities laws or any applicable Canadian securities laws. Warrants may only be transferred:

  (a)
  outside the United States in accordance with Regulation S under the U.S. Securities Act; or

  (b)
  in the United States in compliance with the exemption from registration provided by Rule 144 under the U.S. Securities Act, if available, or in another transaction that does not require registration under the U.S. Securities Act.

DIVIDEND POLICY

        The Company's policy is to pay annual dividends on its common shares and, on December 15, 2010, the Company announced that it had declared an annual dividend of $0.64 per common share, to be paid quarterly with the first quarterly payment of $0.16 per share paid on March 15, 2011. In each of 2010, 2009 and 2008, the dividend paid was $0.18 per common share. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Board and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants that restrict the Company's ability to declare or pay dividends if a default under the bank credit facility has occurred or would result from the declaration or payment of the dividend.

DESCRIPTION OF DEBT SECURITIES

General

        The Company may issue debt securities in one or more series under an indenture that it will enter into with one or more trustees that will be described in the Prospectus Supplement for the debt securities. The following summary describes certain provisions of the indenture, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the indenture. The terms of debt securities the Company offers may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

        The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

        References to the "Company" in this description of debt securities mean Agnico-Eagle Mines Limited but not any of its subsidiaries.

        The indenture will not limit the amount of debt securities the Company can issue under the indenture and will not limit the amount of other indebtedness the Company may incur. The Company may issue debt securities from time to time in separate series.

        The Prospectus Supplement for any series of debt securities the Company offers will describe the specific terms of the debt securities and may include any of the following:

  •
  the designation of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the percentage of the principal amount at which the debt securities will be issued;

  •
  whether payment on the debt securities will be senior or subordinated to its other liabilities and obligations;

  •
  the ranking of the debt securities;

  •
  whether the payment of the debt securities will be secured by any of the Company's assets or by any other person;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments;

  •
  the place or places the Company will pay interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether the Company will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  whether the Company may redeem the debt securities at its option;

  •
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking fund or other provisions, or at the option of a holder;

  •
  the denominations in which the Company will issue the debt securities;

  •
  the currency in which the Company will make payments on the debt securities and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the debt securities as bearer securities or only in registered form;

  •
  any changes or additions to events of default or covenants;

  •
  any changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of debt securities have special rights if specified events occur;

  •
  any restrictions on the transfer or exchange of the debt securities;

  •
  the terms for any conversion or exchange of the debt securities for any other securities;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

  •
  material tax (Canadian and U.S.) consequences of owning the debt securities; and

  •
  any other terms of the debt securities.

        Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or there is a change of control of the Company.

        The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian and United States federal income tax consequences and other special considerations.

        The Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

        Unless stated otherwise in the applicable Prospectus Supplement, the Company will issue debt securities only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000. In addition, all or a portion of the debt securities of any series may be issued in permanent registered global form which will be exchangeable for definitive debt securities only under certain conditions. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Ranking

        The debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable Prospectus Supplement. If the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

Payment and Transfer

        Unless stated otherwise in the Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) debt securities of a particular series in the designated currency against surrender of the debt securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any installment of interest on debt securities to the persons in whose names the debt securities are registered on the close of business on the day or days specified by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, payments of interest will be made, at the Company's option:

  •
  at the corporate trust office of the paying agent that the Company designates from time to time;

  •
  by electronic funds transfer to an account that the holder designates from time to time; or

  •
  by a cheque in the designated currency mailed to each holder at the relevant holder's registered address.

        Holders may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency the Company maintains for these purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

        The Company may issue debt securities of a series in the form of one or more global securities which will be deposited with a depositary, or its nominee, identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Merger, Amalgamation or Consolidation

        The indenture will generally permit the Company to amalgamate or consolidate with or merge into any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and assumes the Company's obligations on the debt securities and under the indenture and the Company or such successor person will not be in default under the indenture immediately after the transaction.

        If the resulting person assumes the Company's obligations, subject to certain exceptions, the Company will be relieved of those obligations.

Events of Default

        When the Company uses the term "event of default" in the indenture, it will mean, in respect of a series of debt securities:

  •
  the Company fails to pay principal or any premium on any debt security of that series when it is due;

  •
  the Company fails to pay interest on any debt security of that series for 30 days;

  •
  the Company fails to comply with any of its other agreements relating to the debt securities or the indenture for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of debt securities.

        The Prospectus Supplement for a series of debt securities may include additional events of default or changes to the events of default described above. The trustee will give notice within a reasonable time (not exceeding 30 days) to the holders of debt securities of any default unless it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

        A default under one series of debt securities will not necessarily be a default under another series.

        If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may require the Company to repay immediately:

  •
  the entire principal of the debt securities of the series; or

  •
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

        If an event of default relates to events involving the Company's or a material subsidiary's bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. In either case, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind the accelerated payment requirement.

        Other than its duties in case of a default, the trustee will not be obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

        The Company will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if the Company is not in compliance, it must specify any defaults.

Defeasance

        When the Company uses the term "defeasance", it means discharge from some or all of its obligations under the indenture. If the Company deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at its option:

  •
  the Company will be discharged from its obligations with respect to the debt securities of that series; or

  •
  the Company will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Company.

        If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

        Unless stated otherwise in the Prospectus Supplement, in order to exercise its defeasance option, the Company will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Canadian federal or Canadian provincial income tax purposes (and any other jurisdiction specified for this purpose in the Prospectus Supplement). The Company also will be required to deliver a certificate of an officer of the Company and an opinion of counsel, each stating that all of the conditions precedent provided for relating to defeasance have been satisfied. In addition, other conditions must be met before the Company may exercise its defeasance option.

Modification and Waiver

        The Company may modify the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  reduce the percentage of the unpaid principal amount of any series whose holders must consent to any amendment or waiver under the indenture or which may otherwise require notice, information or action or effect any action, or modify the provisions in the indenture relating to amendment or waiver;

  •
  reduce the amount of, or change the currency of payment of or to delay the time of any payments (whether of principal, premium, interest or otherwise) to be made to the holders of debt securities of any series;

  •
  change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder of debt securities of any series is entitled under the indenture;

  •
  make any change that adversely affects the redemption, conversion or exchange rights of holders of debt securities of any series;

  •
  make any change that would result in the issuer being required to make any deduction or withholding from payments to be made to holders of debt securities of any series; or

  •
  impair the right of holders to institute a suit to enforce their rights to payment.

        The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all outstanding debt securities of that series waive, only insofar as that series is concerned, any prospective or existing defaults under the indenture and the Company's compliance with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

        The Company may modify the indenture without the consent of the holders to:

  •
  cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not adversely affect the rights of any holder of debt securities;

  •
  provide for the assumption by a successor of the Company's obligations under the indenture;

  •
  give effect to certain directions of the holders;

  •
  change or eliminate any provisions where the change takes effect when there are no debt securities outstanding under the indenture;

  •
  provide for uncertificated debt securities in addition to certificated debt securities, as long as those uncertificated debt securities are in registered form for United States federal income tax purposes;

  •
  make any change to maintain the qualification of the indenture under the United States Trust Indenture Act of 1939, as amended, or to comply with applicable laws;

  •
  add to the Company's covenants or the Company's obligations under the indenture for the protection of holders of debt securities;

  •
  surrender any right, power or option conferred by the indenture on the Company; or

  •
  in any other manner that would not adversely affect the rights of holders of outstanding securities.

The Trustee

        The trustee under the indenture or its affiliates may provide banking and other services to the Company in the ordinary course of its business.

        The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

        The Company may issue warrants to purchase debt securities or common shares. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless a Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale. Unless the Prospectus Supplement otherwise indicates, warrants will be issued under one or more indentures that the Company will enter into with a warrant trustee or trustees who will be named in the Prospectus Supplement.

        The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to these warrants, will be set out in the applicable Prospectus Supplement.

        The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the designation, number and terms of the common shares or debt securities purchasable on exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

  •
  whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  material Canadian and United States tax consequences of owning the warrants; and

  •
  any other material terms of the warrants.

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

        The Company may amend the warrant indenture(s) and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding warrants, as a group.

PLAN OF DISTRIBUTION

        The Company may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, and the proceeds to the Company from the sale of the Securities. A Prospectus Supplement may provide that the Securities sold thereunder will be "flow-through" securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and US securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

        Except as set out in a Prospectus Supplement relating to a particular offering of Securities in connection with any offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

EXPERTS

        Marc Legault, being a person who has prepared information relating to the Company's mineral properties, has not received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, Mr. Legault beneficially owns, directly or indirectly, in the aggregate, less than one percent of the securities of the Company. Information relating to the Company's mineral properties in this prospectus and the documents incorporated by reference herein has been prepared by, or derived from reports prepared by, Mr. Legualt and have been included in reliance on such persons' expertise. Mr. Legault is currently employed by the Company as the Vice-President, Project Development.

        The auditors of the Company are Ernst & Young LLP, Chartered Accountants, of Toronto, Ontario. Ernst & Young LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of the Company as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 have been audited by Ernst & Young LLP and are incorporated by reference herein in reliance on their report given their authority as experts in accounting and auditing.

LEGAL MATTERS

        Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any securities of the Company or any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are Ernst & Young LLP of Toronto, Ontario. The registrar and transfer agent for the Company's common shares is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

  (a)
  the Company's Annual Information Form filed on SEDAR on March 28, 2011 consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 together with the auditors' report thereon dated March 28, 2011, filed on SEDAR on March 28, 2011;

  (c)
  management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2010, filed on SEDAR on March 28, 2011;

  (d)
  the Management Proxy Circular filed SEDAR on March 28, 2011 prepared in connection with the Company's annual and special meeting of shareholders on April 29, 2011; and

  (d)
  unaudited consolidated financial statements of the Company as at March 31, 2011 and for the three months ended March 31, 2011 and 2010 and related management's discussion and analysis of results of operations of the Company for the three months ended March 31, 2011 and 2010, filed on SEDAR on May 12, 2011.

        All documents of the type referred to above, and any material change reports (excluding confidential material change reports) and any business acquisition reports, filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference into this prospectus.

        To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. In addition, the Company may incorporate by reference into this prospectus documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 if and to the extent expressly provided therein.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

 AVAILABLE INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act with respect to the securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents the Company files with or furnishes to the SEC are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym "EDGAR", and may be accessed at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and the experts named in this prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Marc Legault; the powers of attorney from the Company's directors and officers; and the form of indenture relating to the debt securities that may be issued under this prospectus.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the BUSINESS CORPORATIONS ACT (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the BUSINESS CORPORATIONS ACT (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
4.1	Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
4.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report (File no. 001-13422)
4.3
Management's discussion and analysis of financial condition and results of operations of the Registrant for the year ended December 31, 2010, incorporated herein by reference to the 2010 Annual Report (File no. 001-13422)
4.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
4.5
Unaudited consolidated financial statements of the Registrant as at March 31, 2011 and for the three months ended March 31, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three months ended March 31, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on May 12, 2011 (File no. 001-13422)
5.1	Consent of Marc Legault**
5.2	Consent of Ernst & Young LLP*
6.1	Powers of Attorney, included on the signature page of this Registration Statement
7.1	Form of Indenture**

*
Filed herewith

**
To be filed by amendment

II-2

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

  (a)
  Concurrently with the filing of this Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on June 7, 2011.

AGNICO-EAGLE MINES LIMITED
By:	/s/ AMMAR AL-JOUNDI Name: Ammar Al-Joundi Title: Senior Vice-President, Finance, Chief Financial Officer and Director

        Each person whose signature appears below constitutes and appoints Sean Boyd, Ammar Al-Joundi, Mel Leiderman and Bernard Kraft, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on June 7, 2011.

Name	Title
/s/ SEAN BOYD Sean Boyd	Vice Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ AMMAR AL-JOUNDI Ammar Al-Joundi	Senior Vice-President, Finance, and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JAMES D. NASSO James D. Nasso	Chairman of the Board
/s/ LEANNE M. BAKER Leanne M. Baker	Director Authorized Representative in the United States
/s/ DOUGLAS R. BEAUMONT Douglas R. Beaumont	Director
/s/ BERNARD KRAFT Bernard Kraft	Director
/s/ MEL LEIDERMAN Mel Leiderman	Director
/s/ EBERHARD SCHERKUS Eberhard Scherkus	President and Chief Operating Officer and Director
/s/ HOWARD STOCKFORD Howard Stockford, P. Eng.	Director
/s/ PERTTI VOUTILAINEN Pertti Voutilainen	Director
/s/ CLIFFORD J. DAVIS Clifford J. Davis	Director
/s/ J. MERFYN ROBERTS J. Merfyn Roberts	Director
/s/ MARTINE A. CELEJ Martine A. Celej	Director
/s/ ROBERT J. GEMMELL Robert J. Gemmell	Director
/s/ SEAN RILEY Sean Riley	Director

 EXHIBIT INDEX

Exhibit No.	Description
4.1	Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
4.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report (File no. 001-13422)
4.3
Management's discussion and analysis of financial condition and results of operations of the Registrant for the year ended December 31, 2010, incorporated herein by reference to the 2010 Annual Report (File no. 001-13422)
4.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
4.5
Unaudited consolidated financial statements of the Registrant as at March 31, 2011 and for the three months ended March 31, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three months ended March 31, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on May 12, 2011 (File no. 001-13422)
5.1	Consent of Marc Legault**
5.2	Consent of Ernst & Young LLP*
6.1	Powers of Attorney, included on the signature page of this Registration Statement
7.1	Form of Indenture**

*
Filed herewith

**
To be filed by amendment

QuickLinks

CALCULATION OF REGISTRATION FEE
PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
PROSPECTUS SUMMARY
The Company
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
PRIOR SALES
MARKET FOR SECURITIES
DESCRIPTION OF EXISTING INDEBTEDNESS
EARNINGS COVERAGE
DESCRIPTION OF SHARE CAPITAL
DIVIDEND POLICY
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PURCHASERS' STATUTORY RIGHTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking
  Item 2. Consent to Service of Process
SIGNATURES
EXHIBIT INDEX